Exhibit 99.1

Daqo New Energy Announces Unaudited First Quarter 2023 Results

Shanghai, China—April 27, 2023—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy," the "Company" or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced its unaudited financial results for the first quarter of 2023.

First Quarter 2023 Financial and Operating Highlights

•	Polysilicon production volume was 33,848 MT in Q1 2023, compared to 33,702 MT in Q4 2022
•	Polysilicon sales volume was 25,284 MT in Q1 2023, compared to 23,400 MT in Q4 2022
•	Polysilicon average total production cost(1) was $7.55/kg in Q1 2023, compared to $7.69/kg in Q4 2022
•	Polysilicon average cash cost(1) was $6.61/kg in Q1 2023, compared to $6.78/kg in Q4 2022
•	Polysilicon average selling price (ASP) was $27.83/kg in Q1 2023, compared to $37.41/kg in Q4 2022
•	Revenue was $709.8 million in Q1 2023, compared to $864.3 million in Q4 2022
•	Gross profit was $506.7 million in Q1 2023, compared to $668.9 million in Q4 2022. Gross margin was 71.4% in Q1 2023, compared to 77.4% in Q4 2022
•	Net income attributable to Daqo New Energy Corp. shareholders was $278.8 million in Q1 2023, compared to $332.7 million in Q4 2022
•	Earnings per basic American Depositary Share (ADS)(3) was $3.56 in Q1 2023, compared to $4.26 in Q4 2022
•	Adjusted net income (non-GAAP)(2) attributable to Daqo New Energy Corp. shareholders was $310.2 million in Q1 2023, compared to $363.1 million in Q4 2022
•	Adjusted earnings per basic ADS(3) (non-GAAP)(2) was $3.96 in Q1 2023, compared to $4.65 in Q4 2022
•	EBITDA (non-GAAP)(2) was $490.2 million in Q1 2023, compared to $648.5 million in Q4 2022. EBITDA margin (non-GAAP)(2) was 69.1% in Q1 2023, compared to 75.0% in Q4 2022

	Three months ended
US$ millions except as indicated otherwise	Mar. 31, 2023	Dec. 31, 2022	Mar. 31, 2022
Revenues	709.8	864.3	1,280.3
Gross profit	506.7	668.9	813.6
Gross margin	71.4%	77.4%	63.5%
Income from operations	463.8	623.1	796.9
Net income attributable to Daqo New Energy Corp. shareholders	278.8	332.7	535.8
Earnings per basic ADS(3) ($ per ADS)	3.56	4.26	7.17
Adjusted net income (non-GAAP)(2) attributable to Daqo New Energy Corp. shareholders	310.2	363.1	538.2
Adjusted earnings per basic ADS(3) (non-GAAP)(2) ($ per ADS)	3.96	4.65	7.20
EBITDA (non-GAAP)(2)	490.2	648.5	826.8
EBITDA margin (non-GAAP)(2)	69.1%	75.0%	64.6%
Polysilicon sales volume (MT)	25,284	23,400	38,839
Polysilicon average total production cost ($/kg)(1)	7.55	7.69	10.09
Polysilicon average cash cost (excl. dep’n) ($/kg)(1)	6.61	6.78	9.19

Notes:

(1)	Production cost and cash cost only refer to production in our polysilicon facilities. Production cost is calculated by the inventoriable costs relating to production of polysilicon divided by the production volume in the period indicated. Cash cost is calculated by the inventoriable costs relating to production of polysilicon excluding depreciation cost and non-cash share-based compensation cost, divided by the production volume in the period indicated.
(2)	Daqo New Energy provides EBITDA, EBITDA margins, adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic ADS on a non-GAAP basis to provide supplemental information regarding its financial performance. For more information on these non-GAAP financial measures, please see the section captioned "Use of Non-GAAP Financial Measures" and the tables captioned "Reconciliation of non-GAAP financial measures to comparable US GAAP measures" set forth at the end of this press release.
(3)	ADS means American Depositary Share. One (1) ADS represents five (5) ordinary shares.

Management Remarks

Mr. Longgen Zhang, CEO of Daqo New Energy, commented, “Efficient operation of our polysilicon facilities in the first quarter of 2023 resulted in a production volume of 33,848 MT. Our production cost decreased by 5.5% in RMB terms primarily due to a reduction in the procurement cost of metallurgical-grade silicon powder. For the quarter, we generated $490 million in EBITDA with strong operating cash flow and maintained a healthy balance sheet. Our cash balance further improved to $4.1 billion and our combined cash and bank note receivable balance reached $4.9 billion.”

“In April, we completed the construction of our Phase 5A 100,000 MT polysilicon project in Inner Mongolia and successfully started initial production of polysilicon. We expect to ramp up production to full capacity by the end of June 2023, bringing our total polysilicon nameplate capacity to 205,000 MT per annum. Therefore, we expect total production volume to be approximately 44,000MT to 46,000 MT of polysilicon in Q2 2023, an increase of 30% to 36% as compared to Q1 2023 and approximately 193,000MT to 198,000 MT of polysilicon in the full year of 2023, an increase of 44% to 48% as compared to 2022. In addition, based on the latest project schedule, our new semiconductor-grade polysilicon project with 1,000 MT annual capacity is expected to be completed and start pilot production by the end of September 2023. With its new fully digitalized and highly automated production system, we believe our Phase 5A Inner Mongolia project will bring the Company to a new level in terms of the overall competitiveness including its production capacity, low cost structure and superior product quality.”

“Polysilicon demand was weak in January due to the seasonal slowdown in the solar PV industry. In February, lower module prices stimulated end-market demand causing a meaningful recovery in demand and price improvement across the solar value chain. In March and April, polysilicon ASPs declined gradually due to increased polysilicon supplies and constrained short-term demand from wafer manufacturers caused by the limited supply of high-purity quartz used in the silicon-ingot production process. Despite the ASP decline in the quarter, in our major operational subsidiary Xinjiang Daqo, we still achieved very strong gross margin of 71.4% and robust net income after tax per unit of polysilicon sold of approximately RMB115/kg, which we believe is significantly higher than those for many of our competitors and reflect our outstanding quality and cost structure. Recently, we have seen a clear trend that the ASP gap between high quality and low quality polysilicon has started to enlarge and the demand for high quality N-type products is increasing. We expect that this trend will enable us to differentiate ourselves from our competitors based on our high quality and low cost polysilicon ready for the next-generation N-type technology. We believe that the overall demand for solar PV will continue to grow in the coming quarters and that the continued capacity expansions by downstream manufacturers will lead to further increases in polysilicon demand. In the second quarter of 2023, our Phase 5A project will start to contribute a meaningful output of approximately 10,000MT to 12,000MT of polysilicon. We plan to reduce our inventory to approximately 5,000MT by the end of the second quarter. To achieve this , we will need to increase our shipment to 59,000MT to 61,000MT MT in Q2, an increase of 133% to 141% as compared to Q1.”

“In November 2022, our board of directors approved a US$700 million share repurchase program, effective until December 31, 2023. As of now, we have already spent US$85.1 million and repurchased approximately 1.688 million ADSs. On April 6, 2023, our subsidiary Xinjiang Daqo’s cash dividend plan for 2022 was approved by its shareholders’ meeting. Therefore, as a 72.7% shareholder of Xinjiang Daqo, we expect Daqo New Energy to receive the dividend distribution in May with an amount of approximately RMB4.96 billion (after tax), which could be the financial source to implement the approved share repurchase plan.”

“We believe a new era for Solar PV has just begun. The continuous cost reduction in solar PV products is expected to create substantial additional green energy demand likely exceeding most analysts’ expectations. It is generally expected that solar PV will eventually become one of the most important energies to power the world. In addition, as solar PV technology keeps evolving, we believe that the increasing needs for polysilicon of very high purity will help differentiate us from our competitors thanks to our ability to produce the type of polysilicon required for the next generation of N-type technology. We will continue to maintain solid growth and make sure to have one of the best balance sheets in the industry in order to capture the long-term benefits of the global solar PV market.”

Outlook and guidance

The Company expects to produce approximately 44,000MT to 46,000MT of polysilicon during the second quarter of 2023. The Company expects to produce approximately 193,000MT to 198,000MT of polysilicon for the full year of 2023, inclusive of the impact of the Company’s annual facility maintenance.

This outlook reflects Daqo New Energy’s current and preliminary view as of the date of this press release and may be subject to changes. The Company’s ability to achieve these projections is subject to risks and uncertainties. See “Safe Harbor Statement” at the end of this press release.

First Quarter 2023 Results

Revenues

Revenues were $709.8 million, compared to $864.3 million in the fourth quarter of 2022 and $1,280.3 million in the first quarter of 2022. The decrease in revenues compared to the fourth quarter of 2022 was primarily due to a decrease in ASP mitigated by an increase in sales volume.

Gross profit and margin

Gross profit was $506.7 million, compared to $668.9 million in the fourth quarter of 2022 and $813.6 million in the first quarter of 2022. Gross margin was 71.4%, compared to 77.4% in the fourth quarter of 2022 and 63.5% in the first quarter of 2022. The decrease in gross margin compared to the fourth quarter of 2022 was primarily due to lower ASP, which was partially mitigated by lower production cost.

Selling, general and administrative expenses

Selling, general and administrative expenses were $41.3 million, compared to $44.0 million in the fourth quarter of 2022 and $15.5 million in the first quarter of 2022. SG&A expenses during the first quarter included $28.0 million in non-cash share-based compensation cost related to the Company’s share incentive plans, compared to $28.4 million in the fourth quarter of 2022.

Research and development expenses

Research and development (R&D) expenses were $1.9 million, compared to $2.7 million in the fourth quarter of 2022 and $2.1 million in the first quarter of 2022. Research and development expenses can vary from period to period and reflect R&D activities that take place during the quarter.

Income from operations and operating margin

As a result of the foregoing, income from operations was $463.8 million, compared to $623.1 million in the fourth quarter of 2022 and $796.9 million in the first quarter of 2022.

Operating margin was 65.3%, compared to 72.1% in the fourth quarter of 2022 and 62.2% in the first quarter of 2022.

Net income attributable to Daqo New Energy Corp. shareholders and earnings per ADS

As a result of the aforementioned, net income attributable to Daqo New Energy Corp. shareholders was $278.8 million, compared to $332.7 million in the fourth quarter of 2022 and $535.8 million in the first quarter of 2022.

Earnings per basic American Depository Share (ADS) was $3.56, compared to $4.26 in the fourth quarter of 2022, and $7.17 in the first quarter of 2022.

Adjusted income (non GAAP) attributable to Daqo New Energy Corp. shareholders and adjusted earnings per ADS(non GAAP)

As a result of the aforementioned, adjusted net income (non-GAAP) attributable to Daqo New Energy Corp. shareholders, excluding non-cash share-based compensation costs, was $310.2 million, compared to $363.1 million in the fourth quarter of 2022 and $538.2 million in the first quarter of 2022.

Adjusted earnings per basic American Depository Share (ADS) was $3.96 compared to $4.65 in the fourth quarter of 2022, and $7.20 in the first quarter of 2022.

EBITDA

EBITDA (non-GAAP) was $490.2 million, compared to $648.5 million in the fourth quarter of 2022 and $826.8 million in the first quarter of 2022. EBITDA margin (non-GAAP) was 69.1%, compared to 75.0% in the fourth quarter of 2022 and 64.6% in the first quarter of 2022.

Financial Condition

As of March 31, 2023, the Company had $4,130.5 million in cash, cash equivalents and restricted cash, compared to $3,520.4 million as of December 31, 2022 and $1,127.7 million as of March 31, 2022. As of March 31, 2023, the notes receivables balance was $791.3 million, compared to $1,131.6 million as of December 31, 2022 and $1,499.4 million as of March 31, 2022. Notes receivables represent bank notes with maturity within six months.

Cash Flows

For the three months ended March 31, 2023, net cash provided by operating activities was $807.0 million, compared to $231.3 million in the same period of 2022.

For the three months ended March 31, 2023, net cash used in investing activities was $268.9 million, compared to net cash provided by investing activities of $170.4 million in the same period of 2022. The net cash used in investing activities in the first quarter of 2023 was primarily related to the capital expenditures on the Company’s 100,000 MT polysilicon project in Baotou City, Inner Mongolia.

For the three months ended March 31, 2023, net cash provided by financing activities was $59.9 million, compared to nil in the same period of 2022. The net cash provided by financing activities in the first quarter of 2023 was primarily related to the net proceeds of $140.0 million from bank borrowings offset in part by $80.1 million spent in stock repurchases.

Use of Non-GAAP Financial Measures

To supplement Daqo New Energy’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“US GAAP”), the Company uses certain non-GAAP financial measures that are adjusted for certain items from the most directly comparable GAAP measures including earnings before interest, taxes, depreciation and amortization ("EBITDA") and EBITDA margin; adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic and diluted ADS. Our management believes that each of these non-GAAP measures is useful to investors, enabling them to better assess changes in key element of the Company's results of operations across different reporting periods on a consistent basis, independent of certain items as described below. Thus, our management believes that, used in conjunction with US GAAP financial measures, these non-GAAP financial measures provide investors with meaningful supplemental information to assess the Company's operating results in a manner that is focused on its ongoing, core operating performance. Our management uses these non-GAAP measures internally to assess the business, its financial performance, current and historical results, as well as for strategic decision-making and forecasting future results. Given our management's use of these non-GAAP measures, the Company believes these measures are important to investors in understanding the Company's operating results as seen through the eyes of our management. These non-GAAP measures are not prepared in accordance with US GAAP or intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP; the non-GAAP measures should be reviewed together with the US GAAP measures, and may be different from non-GAAP measures used by other companies.

The Company uses EBITDA, which represents earnings before interest, taxes, depreciation and amortization, and EBITDA margin, which represents the proportion of EBITDA in revenues. Adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic and diluted ADS exclude costs related to share-based compensation. Share-based compensation is a non-cash expense that varies from period to period. As a result, our management excludes this item from our internal operating forecasts and models. Our management believes that this adjustment for share-based compensation provides investors with a basis to measure the Company's core performance, including compared with the performance of other companies, without the period-to-period variability created by share-based compensation.

A reconciliation of non-GAAP financial measures to comparable US GAAP measures is presented later in this document.

Conference Call

The Company has scheduled a conference call to discuss the results at 7:00 AM Eastern Time on April 27, 2023. (7:00 PM Beijing / Hong Kong time on the same day).

The dial-in details for the earnings conference call are as follows:

Participant dial in (U.S. toll free): +1-888-346-8982

Participant international dial in: +1-412-902-4272

China mainland toll free: 4001-201203

Hong Kong toll free: 800-905945

Hong Kong local toll: +852-301-84992

Participants please dial in 10 minutes before the call is scheduled to begin and ask to be joined into the Daqo New Energy Corp. call.

You can also listen to the conference call via Webcast through the URL: https://event.choruscall.com/mediaframe/webcast.html?webcastid=nVNvoR4C

A replay of the call will be available 1 hour after the conclusion of the conference call through May 4, 2023. The dial in details for the conference call replay are as follows:

U.S. toll free: +1-877-344-7529

International toll: +1-412-317-0088

Canada toll free: 855-669-9658

Replay access code: 1955182

To access the replay through an international dial-in number, please select the link below.

https://services.choruscall.com/ccforms/replay.html

Participants will be asked to provide their name and company name upon entering the call.

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company”) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2007, the Company manufactures and sells high-purity polysilicon to photovoltaic product manufactures, who further process the polysilicon into ingots, wafers, cells and modules for solar power solutions. The Company has a total polysilicon nameplate capacity of 205,000 metric tons and is one of the world's lowest cost producers of high-purity polysilicon.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “guidance” and similar statements. Among other things, the outlook for the second quarter and the full year of 2023 and quotations from management in these announcements, as well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; the Company’s ability to lower its production costs; changes in political and regulatory environment; and the duration and continued impact of COVID-19 outbreaks in the world. Further information regarding these and other risks is included in the reports or documents the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

Daqo New Energy Corp.

Unaudited Condensed Consolidated Statement of Operations

(US dollars in thousands, except ADS and per ADS data)

	Three months Ended
	Mar. 31, 2023	Dec. 31, 2022	Mar. 31, 2022
Revenues	$709,834	$864,251	$1,280,323
Cost of revenues	(203,102)	(195,368)	(466,767)
Gross profit	506,732	668,883	813,556
Operating expenses
Selling, general and administrative expenses	(41,284)	(43,979)	(15,483)
Research and development expenses	(1,938)	(2,738)	(2,079)
Other operating income	292	903	938
Total operating expenses	(42,930)	(45,814)	(16,624)
Income from operations	463,802	623,069	796,932
Interest income(expense), net	11,947	12,030	(1,468)
(Loss)/gain on short-term investment	13	(132)	1,495
Income before income taxes	475,762	634,967	796,959
Income tax expense	(81,067)	(148,675)	(129,908)
Net income	394,695	486,292	667,051
Net income attributable to non-controlling interest	115,891	153,559	131,208
Net income attributable to Daqo New Energy Corp. shareholders	$278,804	$332,733	$535,843

Earnings per ADS
Basic	3.56	4.26	7.17
Diluted	3.52	4.20	6.99

Weighted average ADS outstanding
Basic	78,298,405	78,052,481	74,710,994
Diluted	78,839,166	78,898,049	76,631,999

Daqo New Energy Corp.

Unaudited Consolidated Balance Sheets

(US dollars in thousands)

	Mar. 31, 2023	Dec. 31, 2022	Mar. 31, 2022
ASSETS:
Current Assets:
Cash, cash equivalents and restricted cash	4,130,549	3,520,351	1,127,735
Short-term investments	5,823	13,927	10,411
Notes receivable	791,346	1,131,566	1,499,425
Inventories	191,708	169,517	100,313
Other current assets	70,223	53,802	14,412
Total current assets	5,189,649	4,889,163	2,752,296
Property, plant and equipment, net	2,884,700	2,605,195	1,619,217
Prepaid land use right	80,221	80,330	40,592
Other non-current assets	35,672	19,408	800
TOTAL ASSETS	8,190,242	7,594,096	4,412,905

Current liabilities:
Short-term borrowings	140,000	-	-
Accounts payable and notes payable	97,402	102,562	56,422
Advances from customers-short term portion	184,936	121,992	465,973
Payables for purchases of property, plant and equipment	266,164	230,440	104,160
Other current liabilities	252,400	281,548	297,507
Total current liabilities	940,902	736,542	924,062
Advance from customers – long term portion	160,267	153,176	99,409
Other non-current liabilities	105,792	99,772	49,262
TOTAL LIABILITIES	1,206,961	989,490	1,072,733

EQUITY:
Total Daqo New Energy Corp.’s shareholders’ equity	5,063,463	4,807,376	2,705,856
Non-controlling interest	1,919,818	1,797,230	634,316
Total equity	6,983,281	6,604,606	3,340,172
TOTAL LIABILITIES & EQUITY	8,190,242	7,594,096	4,412,905

Daqo New Energy Corp.

Unaudited Consolidated Statements of Cash Flows

(US dollars in thousands)

	For the three months ended March 31,
	2023	2022
Operating Activities:
Net income	$394,695	$667,051
Adjustments to reconcile net income to net cash provided by operating activities	64,183	31,837
Changes in operating assets and liabilities	348,161	(467,544)
Net cash provided by operating activities	807,039	231,344

Investing activities:
Purchases of property, plant and equipment	(277,058)	(101,263)
Purchase of short-term investments	-	(858)
Redemption of short-term investments	8,167	272,501
Net cash (used in) / provided by investing activities	(268,891)	170,380

Financing activities:
Net cash provided by financing activities	59,865	-

Effect of exchange rate changes	12,185	2,045
Net increase in cash, cash equivalents and restricted cash	610,198	403,769
Cash, cash equivalents and restricted cash at the beginning of the period	3,520,351	723,966
Cash, cash equivalents and restricted cash at the end of the period	4,130,549	1,127,735

Daqo New Energy Corp.

Reconciliation of non-GAAP financial measures to comparable US GAAP measures

(US dollars in thousands)

	Three months Ended
	Mar. 31, 2023	Dec. 31, 2022	Mar. 31, 2022
Net income	394,695	486,292	667,051
Income tax expense	81,067	148,675	129,908
Interest (income) expense, net	(11,947)	(12,030)	1,468
Depreciation & amortization	26,399	25,585	28,359
EBITDA (non-GAAP)	490,214	648,522	826,786
EBIDTA margin (non-GAAP)	69.1%	75.0%	64.6%

	Three months Ended
	Mar. 31, 2023	Dec. 31, 2022	Mar. 31, 2022
Net income attributable to Daqo New Energy Corp. shareholders	278,804	332,733	535,843
Share-based compensation	31,401	30,376	2,357
Adjusted net income (non-GAAP) attributable to Daqo New Energy Corp. shareholders	310,205	363,109	538,200
Adjusted earnings per basic ADS (non-GAAP)	$3.96	$4.65	$7.20
Adjusted earnings per diluted ADS (non-GAAP)	$3.93	$4.60	$7.02

For more information, please visit www.dqsolar.com

Daqo New Energy Corp.

Investor Relations

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86 178 1749 0483

rvanguestaine@christensencomms.com

In the U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@Christensencomms.com